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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-47554

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Asset Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 Saint Andrews Fwy
_____
                        (No and Street)

Memphis   TN   38111
_____   _____   _____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Eberle III   901-277-2324
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell and Associates, PLLC
_____
                  (Name – if individual, state last, first, middle name)

7240 Goodlett Farms Parkway, Suite 101 Cordova   TN   38016
_____   _____   _____   _____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joseph Eberle III _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Asset Trading, Inc. _____, as of December 31 _____, 20 14 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____

_____ Joseph Eberle _____
                                                            Signature

_____ President _____
                                                            Title

_____ Linda J. Christian _____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Asset Trading, Inc.

FINANCIAL REPORT

December 31, 2014

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



Advanced Asset Trading, Inc.

FINANCIAL REPORT

December 31, 2014

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



MEMBERS:

JIMMY R. ADKINS, CPA
DAVID L. JACKSON, CPA
CYNTHIA C. ROBB, CPA
KAREN D. HILL, CPA, CFE, CGFM
MARK L. LAUBER, CPA

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Advanced Asset Trading, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Asset Trading, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Advanced Asset Trading, Inc.'s financial statements. The Supplemental Information is the responsibility of Advanced Asset Trading, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including

its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cordova, Tennessee
February 26, 2015

Jackson, Howell & Associates, PLLC

Advanced Asset Trading, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$ 5,686
Receivables from brokers and clearing organizations	40,505
Receivables from non-customers	3,716
Prepaid expenses	1,505
Property and equipment, net of accumulated depreciation of $13,993	2,325
Deferred tax asset	13,178
	$66,915

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 1,933
Accrued taxes	150
Deferred tax liability	1,806
TOTAL LIABILITIES	3,889
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares	200
Additional paid-in capital	69,800
Retained deficit	(6,974)
	63,026
	$66,915

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2014

Revenues:	
Commissions	$ 82,410
Investment and advisory fees	43,221
Interest and dividends	31
	125,662
Expenses:	
Employee compensation and benefits	61,762
Floor brokerage, exchange, and clearance fees	27,573
Communications and data processing	4,724
Occupancy	3,732
Other expenses	37,177
	134,968
LOSS BEFORE INCOME TAXES	(9,306)
Income tax expense (benefit):	
Current	-
Deferred	(1,774)
	(1,774)
NET LOSS	$ (7,532)

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF CHANGES IN
STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2014	$200	$69,800	$ 558	$70,558
Net loss	-	-	(7,532)	(7,532)
Balance at December 31, 2014	$200	$69,800	$(6,974)	$63,026

The accompanying notes are an integral part of these financial statements.

Subordinated borrowings at January 1, 2014	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(7,532)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	481
Deferred tax benefit	(1,774)
Net changes in assets and liabilities:	
Decrease in receivables from brokers and clearing organizations	119
Decrease in receivables from non-customers	19,122
Increase in prepaid expenses	(310)
Increase in accounts payable	320
Decrease in accrued expenses	(8,600)
Decrease in accrued taxes	(28)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,798

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of equipment	(839)
NET CASH USED IN INVESTING ACTIVITIES	(839)

Net increase in cash	959
Cash at beginning of year	4,727
Cash at end of year	$ 5,686

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - NATURE OF BUSINESS

Nature of Business

Advanced Asset Trading, Inc. is a subsidiary of Strategic Asset Consulting, Inc. The Company was organized in August, 1994 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company cleared its securities transactions on a fully disclosed basis through RBC Correspondent Services for the year ended December 31, 2014.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company accounts for income and expenses using the accrual method of accounting. Revenues for the Company are derived from commissions and investment and advisory services.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Depreciation
Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Events Occurring After Report Date
The Company has evaluated events and transactions that occurred between December 31, 2014 and February 26, 2015, which is the date that the financial statements were available to be issued, for possible recognition and disclosure in the financial statements.

Securities Transactions
Securities transactions are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments consist primarily of cash. The fair values of this financial instrument are all Level 1 inputs as defined by FASB ASC 820 and as such, no fair value methodologies for other types of securities have been developed by the Company.

NOTE D - RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The amount receivable from brokers and clearing organizations at December 31, 2014 consists of the following:

Clearing deposit	$35,000
Fees and commissions	5,505
	$40,505

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - INCOME TAX MATTERS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences that give rise to the deferred tax assets consist of differences due to the accrual basis being used for financial statement purposes and the cash basis being used for tax purposes, depreciation and federal and state net operating losses. The federal NOL's may be carried forward 20 years and any unused carryforwards will begin expiring in 2024. The state NOL's may be carried forward 15 years and any unused carryforwards will begin expiring in 2014.

The deferred tax amounts mentioned above have been classified on the accompanying balance sheet as of December 31, 2014 as follows:

Deferred tax asset	$13,178
Deferred tax liability	(1,806)
	$11,372

NOTE E - INCOME TAX MATTERS - CONTINUED

The income tax provision differs from the amount of income tax expense determined by applying the U.S. Federal income tax rate to pretax income for the year ended December 31, 2014 due to the following:

Computed "expected" tax benefit	$(3,164)
(Increase) decrease in income tax benefit resulting from:	
Nondeductible expenses	40
State income tax (less federal benefit)	394
Income taxed at lower rates	1,396
Other	(440)
	$(1,774)

The Parent files income tax returns in the U.S. federal and Tennessee jurisdictions. The Company files a franchise and excise tax returns in Tennessee. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by taxing authorities for years before 2011.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized during the year ended December 31, 2014.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of approximately $42,302 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE H - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE I - RELATED PARTY TRANSACTIONS

The Company has a receivable due from its Parent in the amount of $1,986 as of December 31, 2014 for expenses that the Company has paid on behalf of the Parent.

SUPPLEMENTARY INFORMATION

Advanced Asset Trading, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
As of December 31, 2014

SCHEDULE I

Net capital:
Total stockholder's equity $63,026

Deductions and/or charges:
Nonallowable assets:
Unsecured non-customer receivables $ 3,716
Prepaid expenses   1,505
Furniture, equipment and leasehold
improvements, net   2,325
Deferred tax assets   13,178
                                                          20,724   20,724

Net capital before haircuts on securities positions   42,302

Haircuts on securities:
Contractual securities commitments   -

NET CAPITAL $42,302

Aggregate indebtedness:
Items included in statement of financial condition:
Accounts payable and accrued expenses $ 3,889
AGGREGATE INDEBTEDNESS $ 3,889

Computation of basic net capital requirement:
Minimum net capital required $ 5,000

Excess net capital at 1000% $36,302

Ratio of aggregate indebtedness to net capital   0.09 to1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2014 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM'S REPORT ON

REVIEW OF EXEMPTION REPORT

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS:

JIMMY R. ADKINS, CPA

DAVID L. JACKSON, CPA

CYNTHIA C. ROBB, CPA

KAREN D. HILL, CPA, CFE, CGFM

MARK L. LAUBER, CPA

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Advanced Asset Trading, Inc.'s Exemption Report, in which Advanced Asset Trading, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Advanced Asset Trading, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (b) Advanced Asset Trading, Inc. stated that Advanced Asset Trading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Asset Trading, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Asset Trading, Inc.'s. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jackson, Howell & Associates, PLLC

Cordova, Tennessee
February 26, 2015

Advanced Asset Trading, Inc.'s Exemption Report

Advanced Asset Trading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.

(signature)

Advanced Asset Trading, Inc.

I, Joseph Eberle, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _(signature)_

President

February 26, 2015